

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2022

David Andrada
Co-Chief Executive Officer
Aura Fat Projects Acquisition Corp
1 Phillip Street, #09-00
Royal One Phillip
Singapore, 048692

> **Re: Aura Fat Projects Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted January 28, 2022**
> **CIK No. 0001901886**

Dear Mr. Andrada:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS

Summary, page 1

1. Please describe any potential conflicts of interest that may arise in determining whether to pursue a business combination transaction, including conflicts with Fat Projects Acquisition Corp.

2. On page 23, please clarify whether public shareholders may elect to redeem their public shares if they abstain from voting on the business combination.

<u>Signatures, page II-5</u>

3.   Please add the signatures of at least a majority of the board of directors. Also add the signature of your authorized representative in the United States. See Instruction 1 to Signatures in Form S-1.

      You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Melanie Singh at 202-551-4074 or Brigitte Lippmann at 202-551-3713 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction

cc: Andrew M. Tucker